NO ACT

PE
12-23-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010495

Received SEC

JAN 27 2010

Washington, DC 20549

January 27, 2010

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-27-2010

Re: The Dow Chemical Company
Incoming letter dated December 23, 2009

Dear Mr. Mueller:

This is in response to your letter dated December 23, 2009 concerning the shareholder proposal submitted to Dow by Nick Rossi. We also have received a letter on the proponent's behalf dated January 20, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 27, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Dow Chemical Company
Incoming letter dated December 23, 2009

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Dow's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

There appears to be some basis for your view that Dow may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming stockholders' meeting include a proposal sponsored by Dow seeking approval of an amendment to Dow's Restated Certificate of Incorporation to allow holders of 25% of Dow's outstanding common stock to call a special stockholder meeting. You indicate that the proposal and the proposed amendment sponsored by Dow directly conflict and that they present alternative and conflicting decisions for stockholders. You also indicate that the inclusion of the proposal and the proposed amendment sponsored by Dow would create the potential for inconsistent and ambiguous results if both proposals were approved. Accordingly, we will not recommend enforcement action to the Commission if Dow omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 20, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Nick Rossi's Rule 14a-8 Proposal
Dow Chemical Company (DOW)
Special Shareholder Meeting Topic

Ladies and Gentlemen:

This responds to the December 23, 2009 no action request.

This proposal topic for 10% of shareholder to be able to call a special meeting won 58%-support at the Dow 2009 annual meeting according to the attached page from The Corporate Library.

This proposal topic also won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

This proposal topic even won 55%-support at Time Warner (TWX) in 2009 after Time Warner already adopted a 25%-threshold for shareowners to call a special meeting. Clearly shareholders were not satisfied with the 25%-threshold that Time Warner had adopted as a stop-gap.

The company has the burden under Rule 14a-8(g) of establishing that an exemption applies:
Rule 14a-8(g)
Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?
Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

In *Cypress Semiconductor* (March 11, 1998), reconsideration denied (April 3, 1998) and *Genzyme* (March 20, 2007), the Division denied no-action relief as to golden parachute and board diversity proposals, respectively, even though there appeared to be direct conflicts as to the content of the proposals, when it appeared that the company in each case had put forward the management proposal as a device to exclude the shareholder proposal.

Two rulings from March 2009 rejected an (i)(9) defense involving competing say-on-pay proposals at the upcoming meeting. The management proposal was a request that shareholders cast an advisory vote on pay at that meeting, which was required by law because the company was a TARP recipient; the shareholder proposal recommended an annual vote on the topic regardless of whether the company was taking TARP funds or not. *Bank of America Corp.* (March 11, 2009); *CoBiz Financial Inc.* (March 25, 2009).

In the two TARP cases, both the proposals dealt with the same issue, yet no conflict was found between a management request for a vote on the topic this year and a shareholder request for a vote on the topic in future years. Here, there is a management proposal to empower shareholders to call a special meeting, which right would be effective upon enactment; the shareholder proposal asks the board to adopt lower threshold to govern the calling of such meeting in the future.

In this case, there is no indication that the board of directors adopted the management proposal here prior to receipt of the shareholder proposal. The company has thus failed to carry its burden of proving that this proposal may be omitted under Rule 14a-8(i)(9). At a minimum, the Division should not grant no-action relief to a company that fails to make an affirmative showing as to the timing of a management proposal that may have been adopted purely as a defensive maneuver to create a conflict.

This is especially true when the management proposal is a binding proposal and the shareholder proposal is not binding, but merely recommends an enhanced course on the same topic and can be adopted prospectively even if the management proposal should pass.

There appears to be no conflict in this case. Shareholders may favor and vote for a proposal to adopt voting rights at a 25% level, but they may also favor adoption of a lower threshold of 10%. Adoption of the two resolutions would not create a conflict in that situation, but would set the new level at 25% and advise the board that the shareholders would prefer a lower threshold.

That is not a conflict, but a statement of preference, and management should not be allowed to short-circuit productive dialogue between shareholders and the board by letting a defensive maneuver trump an otherwise legitimate shareholder proposal.

Although the company cited no-action decisions such as Becton Dickinson in which similar proposals were excluded, the proponents there did not cite these earlier precedents, which the Division has not overruled or modified and thus remain good law.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Nick Rossi
Amy E. Wilson <AEwilson@dow.com>



Board Analyst

MORE INFORMATION

THE CORPORATE LIBRARY
56 Northport Drive, 1st Floor
Portland, ME 04103-3657
877-479-7500 Toll Free US
207-874-6921 | 207-874-6925 fax
Email

Feedback Form (PDF)

BEGIN NEW SEARCH



Dow Chemical Company (The) (DOW)

Proponent: Undisclosed
Proxy Year: 2009
Date Filed: 03/31/2009
Annual Meeting Date: 05/14/2009
Next Proposal Due Date: 12/1/2009
Shareholder Proposal Type: Call Special Meetings
Management Proposal Type:
Proposal Type: Shareholder

Votes For:	340,857,835	**Won Simple Majority Vote?**	Yes
Votes Against:	242,207,692	**VotesFor/VotesFor+Against:**	58.46%
Abstentions:	6865660	**VotesFor/TotalVotes:**	57.78%
Total Votes:	589,931,187	**VotesFor/Shares Outstanding:**	36.82%
Broker Non-Votes:	185,275,078		

PROPOSAL TEXT:

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Stockholder

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration. Fidelity and Vanguard supported a shareholder right to call a special meeting. Governance ratings services, including The Corporate Library and Governance Metrics International, took special meeting rights into consideration when assigning company ratings. This proposal topic also won impressive support at the following companies based on 2008 yes and no votes.

International Business Machines (IBM) 56% Emil Rossi (Sponsor)

Merck (MRK) 57% William Steiner

Kimberly-Clark (KMB) 61% Chris Rossi

Occidental Petroleum (OXY) 66% Emil Rossi

FirstEnergy Corp. (FE) 67% Chris Rossi

Marathon Oil (MRO) 69% Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be

[DOW: Rule 14a-8 Proposal, November 4, 2009, December 1, 2009]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 58%-support at our 2009 annual meeting and proposals often obtain higher votes on subsequent submissions. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first majority vote.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

Our Lead Director, Paul Stern, had 17-years director tenure (independence concern) and was assigned to two of our most important board committees. Our directors Jacqueline Barton and Barbara Hackman Franklin had 16-years tenure – independence concerns. Our directors served on five boards rated "D" by The Corporate Library www.thecorporatelibrary.com, an independent research firm: Andrew Liveris, Citigroup (C); Dennis Reilley, Covidien (COV), H. J. Heinz (HNZ) and Marathon Oil (MRO) and John Hess, Hess Corporation (HES). Plus Dennis Reilley was rated a "Flagged (Problem) Director" by The Corporate Library due to his involvement with the bankrupt Entergy Corporation and yet he served on our key audit committee.

We had no shareholder right to cumulative voting, to act by written consent, vote on executive pay or an independent board chairman. Our directors needed only one-vote from our one billion shares to be elected. Shareholder proposals to address these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 23, 2009

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 22013-00029

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Dow Chemical Company*
Stockholder Proposal of John Chevedden (Rossi)
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, The Dow Chemical Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Stockholders (collectively, the "2010 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden on behalf of Nick Rossi (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal, as revised by the Proponent, requests that:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company at its 2010 Annual Meeting of Stockholders.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts With A Proposal To Be Submitted By The Company At Its 2010 Annual Meeting Of Stockholders.

The Company intends to submit a proposal at its 2010 Annual Meeting of Stockholders asking the Company's stockholders to approve an amendment to the Company's Restated Certificate of Incorporation permitting holders of 25% of the Company's outstanding common stock to call a special stockholder meeting (the "Company Proposal").

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange

Act Release No. 40018, at n. 27 (May 21, 1998). The Staff has stated consistently that where a stockholder proposal and a company proposal present alternative and conflicting decisions for stockholders, the stockholder proposal may be excluded under Rule 14a-8(i)(9). *See Becton, Dickinson & Co.* (avail. Nov. 12, 2009) (concurring with the exclusion of a stockholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 25% of outstanding common stock to call such meetings); *H.J. Heinz Co.* (avail. May 29, 2009) (same); *International Paper Co.* (avail. Mar. 17, 2009) (concurring with the exclusion of a stockholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 40% of outstanding common stock to call such meetings); *Occidental Petroleum Corp.* (avail. Mar. 12, 2009) (concurring with the exclusion of a stockholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock through a bylaw amendment when a company proposal would require the holding of 25% of outstanding common stock to call such meetings through an amendment to the certificate of incorporation); *EMC Corp.* (avail. Feb. 24, 2009) (concurring with the exclusion of a stockholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 40% of outstanding common stock to call such meetings). *See also Herley Industries Inc.* (avail. Nov. 20, 2007) (concurring with the exclusion of a stockholder proposal requesting majority voting for directors when the company planned to submit a proposal to retain plurality voting, but requiring a director nominee to receive more "for" votes than "withheld" votes); *H.J. Heinz Co.* (avail. Apr. 23, 2007) (concurring with the exclusion of a stockholder proposal requesting that the company adopt simple majority voting when the company planned to submit a proposal reducing any supermajority provisions from 80% to 60%); *Gyrodyne Company of America, Inc.* (avail. Oct. 31, 2005) (concurring with the exclusion of a stockholder proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting when a company proposal would require a 30% vote for calling such meetings); *AOL Time Warner Inc.* (avail. Mar. 3, 2003) (concurring with the exclusion of a stockholder proposal requesting the prohibition of future stock options to senior executives because it would conflict with a company proposal to permit the granting of stock options to all employees); *Mattel, Inc.* (avail. Mar. 4, 1999) (concurring with the exclusion of a stockholder proposal requesting the discontinuance of, among other things, bonuses for top management where the company was presenting a proposal seeking approval of its long-term incentive plan, which provided for the payment of bonuses to members of management).

The Staff previously has permitted exclusion of stockholder proposals under circumstances almost identical to the present. For example, in *H.J. Heinz Co.* (avail. May 29,2009), the Staff concurred in excluding a proposal requesting that holders of 10% of the company's outstanding common stock be given the ability to call a special meeting because it conflicted with the company's proposal which would require holding 25% of the outstanding common stock to call such a meeting. In addition, *Occidental Petroleum Corp.* (avail.

Mar. 12, 2009), the Staff concurred in excluding a similar proposal requesting an amendment to the company's bylaws at a 10% threshold because it conflicted with the company's proposal for an amendment to the certificate of incorporation at a 25% threshold. In each instance, the Staff noted in response to the company's request to exclude the proposal under Rule 14a-8(i)(9) that the proposals presented "alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results."

Because of this conflict between the Company Proposal and the Proposal, inclusion of both proposals in the 2010 Proxy Materials would present alternative and conflicting decisions for the Company's stockholders and would create the potential for inconsistent and ambiguous results if both proposals were approved. Because the Company Proposal and the Proposal differ in the threshold percentage of share ownership to call a special stockholder meeting, there is potential for conflicting outcomes if the Company's stockholders consider and adopt both the Company Proposal and the Proposal.

Therefore, because the Company Proposal and the Proposal directly conflict, the Proposal is properly excludable under Rule 14a-8(i)(9).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Amy E. Wilson, in the Company's Office of the Corporate Secretary at (989) 638-2176.

Sincerely,



Ronald O. Mueller

ROM/jag
Enclosures

cc: Amy E. Wilson, The Dow Chemical Company
W. Michael McGuire, The Dow Chemical Company
John Chevedden
Nick Rossi

100780867_3.DOC

Exhibit A

Nick Rossi

Mr. Andrew N. Liveris
Chairman
Dow Chemical Company (DOW)
2030 Dow Center
Midland MI 48674

Dear Mr. Liveris,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,

Nick Rossi 10/5/09

Rule 14a-8 Proposal Proponent since the 1980s

cc: Charles J. Kalil <cjkalil@dow.com>
Corporate Secretary

Amy E. Wilson <AEwilson@dow.com>
Assistant Secretary
FX: 989-638-1740

[DOW: Rule 14a-8 Proposal, November 4, 2009]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 58%-support at our 2009 annual meeting and proposals often obtain higher votes on subsequent submissions. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first majority vote.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

Our Lead Director, Paul Stern, had 17-years director tenure (independence concern) and was assigned to two of our most important board committees. Our directors Jacqueline Barton and Barbara Hackman Franklin had 16-years tenure – independence concerns. Our directors served on five boards rated "D" by The Corporate Library www.thecorporatelibrary.com, an independent research firm: Andrew Liveris, Citigroup (C); Dennis Reilley, Covidien (COV), H. J. Heinz (HNZ) and Marathon Oil (MRO) and John Hess, Hess Corporation (HES). Plus Dennis Reilley was rated a "Flagged (Problem) Director" by The Corporate Library due to his involvement with the bankrupt Entergy Corporation and yet he served on our key audit committee.

We had no shareholder right to cumulative voting, to act by written consent, vote on executive pay or an independent board chairman. Our directors needed only one-vote from our one billion shares to be elected. Shareholder proposals to address these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:

Nick Rossi, *** FISMA & OMB Memorandum M-07-16 *** , submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Andrew N. Liveris
Chairman
Dow Chemical Company (DOW)
2030 Dow Center
Midland MI 48674

DECEMBER 1, 2009

Dear Mr. Liveris,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,

Nick Rossi

10/5/09

Rule 14a-8 Proposal Proponent since the 1980s

cc: Charles J. Kalil <cjkalil@dow.com>
Corporate Secretary

Amy E. Wilson <AEwilson@dow.com>
Assistant Secretary
FX: 989-638-1740

[DOW: Rule 14a-8 Proposal, November 4, 2009, December 1, 2009]
3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 58%-support at our 2009 annual meeting and proposals often obtain higher votes on subsequent submissions. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first majority vote.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

Our Lead Director, Paul Stern, had 17-years director tenure (independence concern) and was assigned to two of our most important board committees. Our directors Jacqueline Barton and Barbara Hackman Franklin had 16-years tenure – independence concerns. Our directors served on five boards rated "D" by The Corporate Library www.thecorporatelibrary.com, an independent research firm: Andrew Liveris, Citigroup (C); Dennis Reilley, Covidien (COV), H. J. Heinz (HNZ) and Marathon Oil (MRO) and John Hess, Hess Corporation (HES). Plus Dennis Reilley was rated a "Flagged (Problem) Director" by The Corporate Library due to his involvement with the bankrupt Entergy Corporation and yet he served on our key audit committee.

We had no shareholder right to cumulative voting, to act by written consent, vote on executive pay or an independent board chairman. Our directors needed only one-vote from our one billion shares to be elected. Shareholder proposals to address these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:
Nick Rossi, *** FISMA & OMB Memorandum M-07-16 *** , submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

3558 Round Barn Blvd.
Suite 201
Santa Rosa, CA 95403
tel 707 524 1000
fax 707 524 1099
toll free 800 827 2655

MorganStanley
SmithBarney

November 10, 2009

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

RE:
IRA Standard

To: Nick Rossi

All quantities are held long in the above noted account of Nick Rossi as of the date of this letter.

American International Group 7.7% Due 2047-12-18
held 1600 shares, purchased 12/11/2007

Apartment Investment & Management (preferred stock)
held 400 shares, purchased 04/19/2004

Atmos Energy
held 900 shares, purchased 09/14/2009

Bristol Myers Squibb Co.
held 1000 shares, purchased 12/06/2004

Dow Chemical Co.
held 600 shares, purchased 08/11/2006

Fortune Brands Inc.
held 398 shares, since 12/31/2005

Frontline Capital Group
held 240 shares, since 12/31/2005

Merchants Bankshares
held 300 shares, purchased 06/27/2003

Regions Financial Corp New
held 239 shares (purchased 11/12/2004 as Amsouth Bancorp)

WGL Holdings Inc (HLDG CO)
held 600 shares, purchased 04/12/1991

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,



Mark S Christensen
Financial Advisor



2030 Dow Center

The Dow Chemical Company

November 12, 2009

VIA OVERNIGHT MAIL

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Stockholder Proposal on Special Shareowner Meetings

Dear Mr. Chevedden:

By way of this letter, I wish to acknowledge timely receipt on November 4, 2009, of a stockholder proposal on special shareowner meetings that you submitted on behalf of Nick Rossi for the 2010 Annual Meeting of Stockholders of The Dow Chemical Company. The cover letter accompanying the proposal indicates that communications regarding the proposal should be directed to your attention.

On November 10, 2009, I received follow up correspondence indicating that Mr. Rossi is the owner of 600 shares of Dow stock valued at over $2,000, and intends to continue his ownership of at least $2,000 in market value of these shares through the date of the 2010 Annual Meeting.

We are evaluating the proposal and will contact you if we have any questions. For your reference, please note that Dow's Annual Meeting will be held on May 13, 2010 in Midland, Michigan.

Sincerely,

Amy E. Wilson
Assistant Secretary
989-638-2176
Fax: 989-638-1740
aewilson@dow.com

cc: Nick Rossi, via Overnight Mail

AEW/lld